                                              Filed by Onyx Software Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                         And deemed filed pursuant to Rule 14a-12 and Rule 14d-2
                                       Under the Securities Exchange Act of 1934
                                            Subject Company: Pivotal Corporation
                                                     Commission File No. 0-26867

IMPORTANT INFORMATION

The communications included in this filing are not solicitations of a proxy from any security holder of Pivotal Corporation or Onyx Software Corporation. Nor are these communications an offer to purchase nor a solicitation of an offer to sell securities. Any offer will be made only through an exchange offer statement, information circular, proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Onyx Software Corporation with the U.S. Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of such document (if and when filed and available) and other relevant documents related to the proposed business combination on the SEC's web site at: <www.sec.gov>. Any such document and related materials may also be obtained for free by directing such requests to Onyx at 425-451-8060. Onyx Software Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Pivotal Corporation and Onyx Software Corporation security holders in favor of the proposed transaction, should Onyx Software Corporation solicit such proxies. Information regarding the security ownership and other interests of Onyx Software Corporation's executive officers and directors will be included in any such exchange offer statement, information circular, proxy statement or similar document.

FORWARD-LOOKING STATEMENT

The content of the communications included in this filing may contain forward-looking statements, including statements about the likelihood that the Pivotal Board of Directors will accept the Onyx proposal, the anticipated economic performance of Onyx and Pivotal as a combined company and the impact of the proposed transaction on shareholders of Onyx and Pivotal. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The words "believe," "expect," "intend," "anticipate," variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Factors that could affect Onyx's actual results include, but are not limited to the risk that the Pivotal Board of Directors elects not to accept the Onyx proposal, the risk that Onyx and Pivotal are unable to reach a definitive agreement, the risk that even if such a definitive agreement is reached that the resulting business combination will not realize the anticipated economic benefits, the risk that Onyx common stock declines or otherwise underperforms over time, the risk that the attention of Onyx's management is diverted from the operation of its core business and the "Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price" described in our quarterly report on form 10-Q for the period ended September 30, 2003. Readers are cautioned not to place undue reliance upon these forward-looking statements that speak only as to the date of this filing. Onyx undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events

                                       ***

      [Onyx Software Corporation has posted hyperlinks on its website to the following articles about the proposed transaction with Pivotal Corporation that include quotes from interviews with members of Onyx's senior management. These articles were authored by third parties and should not be viewed as statements by Onyx Software Corporation.]

      DOW JONES NEWSWIRE

      NOVEMBER 13, 2003

      UPDATE: BATTLE FOR PIVOTAL IN FULL SWING

      By STUART WEINBERG

      Of DOW JONES NEWSWIRES

      TORONTO (DOW JONES)--The jousting for Pivotal Corp. (PVTL) is underway.

      Oak Investment Partners, which made a friendly, all-cash bid for Pivotal in October, said in a press release Thursday that it believes its bid is superior to Onyx Software Corp.'s (ONXS) unsolicited, all-stock bid, announced Wednesday.

      Oak bid $1.78 a share for Pivotal , a Vancouver customer-relationship software provider, on Oct. 8. The bid can be increased by 3 cents a share depending on Pivotal's financial performance through Oct. 16. Onyx, Pivotal's main rival, offered 0.475 of a share for each Pivotal share, valuing the bid at $2.25 a share based on Onyx's Tuesday closing price of $4.73.

      "We firmly believe that, when the shareholders of Pivotal review the details issued of the Onyx proposal, they will conclude that the benefits of accepting the cash and certainty of the Oak offer dramatically outweigh the risks associated with the conditional proposal from Onyx funded with a speculative currency in the form of Onyx stock," Oak said in a press release Thursday.

      Oak, a private equity firm based in Westport, Conn., also said that Onyx's stock is highly volatile and thinly traded. It urged Pivotal shareholders to review recent Onyx public filings, which it said it believes reveal a distressed company with a very uncertain future.

      "What would you expect them to say," Onyx chief financial officer Brian Henry told Dow Jones. "They would like the asset, as would we."

      No company knows Pivotal as well as Onyx does, Henry added.

      Henry noted that Onyx's stock recently traded above $5.00 for 30 consecutive days. At $5.00 or higher, Onyx's offer would be worth more than $2.25, he said. However, Onyx shares fell a combined 19% to $4.40 in the two sessions following the release of Onyx's fiscal third-quarter financial results on Oct. 27. The stock recovered and approached $5.00 again, but is at $4.28 on Nasdq Thursday, down about 10% since its bid for Pivotal was announced.


      Pivotal is trading at $1.87, down 13 cents.

      In the third quarter ended Sept. 30, Onyx, Bellevue, Wash., reported a loss of $300,000 compared with a loss of $900,000 a year earlier. Revenue fell to $15.4 million from $19 million, while license revenue dropped to $3.6 million from $7.3 million.

      On an adjusted basis, Onyx earned $600,000 in the latest quarter compared to breakeven a year earlier.

         Henry said Onyx is the only company in its sector to experience two straight quarters of increasing license revenues and one of two companies in its sector to report an adjusted profit in each of the last two quarters.

         Henry said Onyx believes it has sufficient resources to acquire Pivotal. "We wouldn't have gone forward with a deal like that if we didn't have the capability," Henry said, adding that Onyx wouldn't have offered such a high price for Pivotal if it wasn't "very serious" about winning.

         Henry said the drop in Onyx's share price since the announcement of the Pivotal bid was expected. He said stocks of companies that make takeover bids typically fall after the offer is announced, while the target stock typically rises. "It was very expected that our stock would move down on the offer but that has nothing to do with the perceived value, it's more of a hedging technique for certain speculators," he said.

      DOW JONES NEWSWIRE

      NOVEMBER 13, 2003

      UPDATE (2): BATTLE FOR PIVOTAL IN FULL SWING

      (Adds comments from Oak Investment Partners and analysts in paragraphs 15-24, updates share prices.)

      By Stuart Weinberg

      Of DOW JONES NEWSWIRES


      TORONTO -- The jousting for Pivotal Corp. (PVTL) is underway.

      Oak Investment Partners, which made a friendly, all-cash bid for Pivotal in October, said in a press release Thursday that it believes its bid is superior to Onyx Software Corp.'s (ONXS) unsolicited, all-stock bid announced Wednesday.

      On Oct. 8, Oak bid $1.78 a share for Pivotal , a Vancouver customer-relationship software provider. The bid can be increased by 3 cents a share depending on Pivotal's financial performance through Oct. 16. Onyx, Pivotal's main rival, offered 0.475 of a share for each Pivotal share, valuing the bid at $2.25 a share based on Onyx's Tuesday closing price of $4.73.

      "We firmly believe that, when the shareholders of Pivotal review the details issued of the Onyx proposal, they will conclude that the benefits of accepting the cash and certainty of the Oak offer dramatically outweigh the risks associated with the conditional proposal from Onyx funded with a speculative currency in the form of Onyx stock," Oak said in a press release Thursday.

      Oak, a private equity firm based in Westport, Conn., also said that Onyx's stock is highly volatile and thinly traded. It urged Pivotal shareholders to review recent Onyx public filings, which it said reveals a distressed company with a very uncertain future.

      "What would you expect them to say," Onyx chief financial officer Brian Henry told Dow Jones. "They would like the asset, as would we."

      No company knows Pivotal as well as Onyx does, Henry added.

      Henry noted that Onyx's stock recently traded above $5.00 for 30 consecutive days. At $5.00 or higher, Onyx's offer would be worth more than $2.25, he said. However, Onyx shares fell a combined 19% to $4.40 in the two sessions following the release of Onyx's fiscal third-quarter financial results on Oct. 27. The stock recovered and approached $5.00 again, but is at $4.24 on Nasdaq Thursday, down about 10.4% since its bid for Pivotal was announced.

      Pivotal is trading at $1.87, down 13 cents.

      In the third quarter ended Sept. 30, Onyx, Bellevue, Wash., reported a loss of $300,000 compared with a loss of $900,000 a year earlier. Revenue fell to $15.4 million from $19 million, while license revenue dropped to $3.6 million from $7.3 million.

      On an adjusted basis, Onyx earned $600,000 in the latest quarter compared to break even a year earlier.

      Henry said Onyx is the only company in its sector to experience two straight quarters of increasing license revenues and one of two companies in its sector to report an adjusted profit in each of the last two quarters.

      Analysts See Potential Counter Offer

      Henry said Onyx believes it has sufficient resources to acquire Pivotal . "We wouldn't have gone forward with a deal like that if we didn't have the capability," Henry said, adding that Onyx wouldn't have offered such a high price for Pivotal if it wasn't "very serious" about winning.

      Henry said the drop in Onyx's share price since the announcement of the Pivotal bid was expected. He said stocks of companies that make takeover bids typically fall after the offer is announced, while the target stock typically rises. "It was very expected that our stock would move down on the offer but that has nothing to do with the perceived value. It's more of a hedging technique for certain speculators," he said.

      However, Fred Harman, a general partner at Oak, said Onyx's "eleventh hour," all-stock bid comes from a company with a "far from robust balance sheet" and a volatile stock. "It's not stock from Oracle," he said.

      In addition, the combined company will have a lot of overlap so revenue growth may not be as high as Onyx anticipates, Harmon said. Furthermore, to reduce costs, the combined company will likely need to do some restructuring, which will be a drag on the balance sheet, he said.

         Harmon said that all-stock transactions take time to complete. Due diligence must be done, circulars need to be written and shareholder meetings arranged. Meanwhile, Pivotal's business will be conducted under a cloud of uncertainty, he said. Onyx could even decide to rescind its offer, he said. "This is a conditional proposal funded by a speculative currency and Pivotal holders need to understand that," he said.

      Asked if Oak would consider raising its offer, Harman said, "We do not contemplate raising our bid at the current moment."

      Pivotal has yet to respond to the Onyx bid, save to say it received it. A company spokeswoman told Dow Jones that Pivotal is still reviewing the offer. Onyx gave Pivotal until 5 p.m. EST (2200 GMT) Friday afternoon to respond.

      A shareholder vote on Oak's bid is scheduled for Nov. 18. If the bid is approved, the deal could close as early as next week, Harman said.

      Paradigm Capital analyst Blair Abernethy said he believes a Pivotal merger with Onyx would help strengthen both companies' sales, marketing and research and development capabilities. On the downside, he said cross-selling opportunities would be limited because the companies target the same market. He recommended investors hold Pivotal's stock pending a formal bid from Onyx and a potential counter offer from Oak.

      CIBC World Markets analyst Paul Lechem said that, while a combined Onyx/Pivotal will have improved scale and other resources, he believes Pivotal's board will in all likelihood not endorse the deal, given the competitive dynamic between the companies and risks associated with an all-stock deal versus the certainty of a cash bid. That said, Lechem added that Oak may have to sweeten its bid in response to Onyx's offer.

      Lechem and Abernethy don't own any Pivotal shares and neither of their firms has an investment-banking relationship with the company.

      SEATTLE TIMES

      NOVEMBER 13, 2003

      BIDDING WAR LAUNCHED FOR PIVOTAL, AS ONYX WEIGHS IN WITH OFFER

      BY TRICIA DURYEE
Seattle Times Eastside business reporter

      Bellevue-based Onyx Software has offered to buy Pivotal, a move that could thwart a venture-capital group's effort to merge the Vancouver, B.C., company with Kirkland-based Talisma.

      Oak Investment Partners -- a venture-capital company in Palo Alto, Calif., that is heavily invested in Talisma -- offered to buy Pivotal about a month ago. It wants to take Pivotal private and merge it with privately held Talisma.

      Onyx, Pivotal and Talisma all develop customer-relationship-management software, or CRM. Talisma is the smallest of the three companies, with around $10 million in annual sales. Onyx and Pivotal have five times Talisma's sales. Together, Onyx and Pivotal would be the second-largest company focused entirely on CRM.

      Onyx is not interested in acquiring Talisma, company officials said yesterday.

      Onyx's bid is unsolicited. The company asked Pivotal's board of directors to decide by tomorrow whether it would consider offering its shareholders 0.475 shares of Onyx common stock for each share of Pivotal stock. In the offer, Onyx would issue 12.5 million shares to Pivotal shareholders, each worth $4.73 based on Tuesday's closing price -- for a total of $59 million.

      Oak's offer, which depends on Pivotal's performance, could reach $48 million in cash, or $1.78 a share. Pivotal shareholders are voting on Oak's offer Tuesday. By Canadian law, 75 percent of Pivotal voters must agree to the merger for it to pass.

      The Onyx offer is a better deal for Pivotal shareholders, and the Oak offer seems pretty low, said Al Davis, an Onyx analyst with McAdams Wright Ragen in Seattle.

      "It seems like a reasonable offer from Onyx," Davis said.

      A spokeswoman for Pivotal said that its board would meet in the next couple days to evaluate the offer. Oak declined to say whether it would raise its offer and referred all questions to executives at Talisma and Pivotal. The companies' chief executives were unavailable yesterday because they were on their way to India, where both companies have development offices.

      Onyx said it did not make an offer when Pivotal was up for sale earlier this year because the company was not asked to participate in the bidding. Since then, Onyx has evaluated whether to make an unsolicited offer, said Brian Henry, Onyx chief financial officer. CEO Brent Frei said Onyx believes that buying Pivotal would be good for shareholders of both companies.

      Combined, Onyx and Pivotal would have more than $110 million in annual sales and 2,600 customers. Soon after a merger, the combined company would begin to benefit from cost savings. If its purchase of Pivotal is approved, Onyx said it would continue to support Pivotal's customers and products and would merge the two eventually. The new company would remain in Bellevue with Frei continuing as CEO.

      In Oak's scenario, Bo Manning, Pivotal's CEO, would take over for Talisma's Dan Vetras and run the company from Vancouver, B.C.

      A month ago when Oak announced it wanted to buy Pivotal, Ben Kiker, Onyx's senior vice president and chief marketing officer, said such a deal appeared to be "a shotgun wedding between two troubled companies."

      Yesterday, he said he feels the same, but Onyx is willing to pay more because it wants to win.

      "We also want to make sure to send a clear message to the board that our offer is superior," he said.

      If Onyx gets its way, it will be obligated to pay Oak $1.5 million as spelled out in its offer to Pivotal. The money is a break-up fee and reimburses Oak for the time it spent on in its bid for Pivotal.

      Onyx stock fell 36 cents yesterday to close at $4.37. Pivotal stock climbed 24 cents to close at $2.

      SEATTLE POST-INTELLIGENCER

      NOVEMBER 13, 2003

      ONYX SOFTWARE OFFERS TO BUY PIVOTAL

DEAL WOULD MAKE IT SECOND-LARGEST IN FIELD

      By JOHN COOK

SEATTLE POST-INTELLIGENCER REPORTER

      Onyx Software Corp. made an unsolicited bid yesterday to buy rival Pivotal Corp. for $59 million in stock, a move that could eclipse a cash offer presented last month by venture capital firm Oak Investment Partners and Kirkland software company Talisma.

      Bellevue-based Onyx, whose customer-relationship management software is used by Microsoft Corp., Suncorp and the Seattle Seahawks, is trying to buy Vancouver, B.C.-based Pivotal for $2.25 per share. That compares with a $1.78 cash offer -- or $44 million bid -- made by Oak and Talisma on Oct. 8.

      Pivotal's board of directors, which was being corralled yesterday afternoon to consider the new offer, has until 2 p.m. tomorrow to respond.

      Pivotal shareholders were scheduled to meet Tuesday to vote on the Oak/Talisma deal.

      A spokeswoman did not know whether that meeting was still on. She declined further comment.

      In a conference call yesterday morning, Onyx executives repeatedly stressed why they believe their deal is the best for Pivotal's shareholders, customers and employees.

      "Onyx represents a much stronger partner for Pivotal than Talisma due to the fact that Onyx and Pivotal are of comparable size and share many synergies," Onyx CEO Brent Frei said. "I have a clear message for Pivotal shareholders today: We believe that our offer is superior."

      The Onyx deal represents a 26 percent premium over the previous offer. It also would allow Pivotal shareholders to hold shares of Onyx if they believed the long-term prospects were bright. The deal also includes potential tax advantages, Frei said. In order to sever the previous offer, Frei said the company would pay a $1.5 million breakup fee.

      Executives at Oak and Talisma did not return calls.

      Together, Onyx and Pivotal would have 2,600 customers, $110 million in annual revenue and a work force of 735. It would be the second-largest provider of customer-relationship management software, behind industry leader Siebel Systems.

      Worldwide sales of CRM software have fallen from $3.7 billion to $2.4 billion in the past two years and they are expected to stay relatively flat until 2006. That has prompted analysts to predict a wave of consolidation.

      Alan Davis, an analyst at McAdams Wright Ragen, said Oak and Talisma put a "pretty cheap valuation" on Pivotal last month.

      That's why Davis believes the Onyx deal could resonate with Pivotal shareholders, 75 percent of whom must approve the acquisition. But he wonders if the deal comes too late in the game. He also was intrigued by the fact that Pivotal did not offer the company to Onyx when it was seeking a buyer earlier this year.

      "It doesn't seem like (Onyx) would get board approval if the board didn't even shop it to them originally," said Davis. "So then they are going to have to deal with more of a hostile situation going straight to shareholders."

      In another possible scenario, Oak and Talisma could boost their offer in order to satisfy investors. That could create a bidding war for Pivotal.

      "Oak may decide to increase their bid," said Brian Henry, chief financial officer at Onyx. "That is up to them." [This quote was misattributed in the original version of this article.]

      Shares of Pivotal rose 24 cents to close at $2. Onyx closed at $4.37, down 36 cent